[Letterhead of Imaging Diagnostic Systems, Inc.]

December 21, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso, Branch Chief

Re:
Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form AW pursuant to Rule 477 of the Securities Act of 1933, as amended, Post-Effective Amendment No. 3 to our Registration Statement on Form S-1/A1 (File No. 333-164309)

Dear Mr. Mancuso:

Please take this letter as a formal request of Imaging Diagnostic Systems, Inc. to withdraw the previously filed Post-Effective Amendment No. 3 to our Registration Statement on Form S-1/A1 (File No. 333-164309) which was initially filed on November 18, 2010.

This request is being made as Imaging Diagnostic Systems, Inc. has agreed to withdraw this Post-Effective Amendment in accordance with our response yesterday to the SEC’s comment letter dated December 16, 2010.  This Post-Effective Amendment was not declared effective and no common shares were issued in connection with this Post-Effective Amendment.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Mary Beth Breslin (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)